December 10, 2007

Filed Via EDGAR

Ms. Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
Washington, DC  20549

Re:           Sun Life of Canada (U.S.) Variable Account I (“Registrant”)
Pre-Effective Amendment No. 1 to Registration Statement on Form N-6
File Nos. 811-09137 & 333-144628
Your discussion with Joan Boros of November 27, 2007

Dear Ms. Marquigny:

Thank you for your recent communication regarding the File referenced above.  We are filing a Pre-Effective Amendment primarily for the purpose of including the required financial statements, as well as including responses to Staff comments.  A courtesy red-lined copy of the prospectus will be emailed contemporaneously with the filing of this pre-effective amendment along with a copy of this letter.  Page numbers noted below are to the red-lined courtesy copy of the prospectus.

The Staff requested the Lapse Protection Value disclosure be revised to explain how the additional risks and related cost borne by the Company for supplying the guarantee against lapse are calculated.  The “Lapse Protection Value” and “No-Lapse Protection Period” sections have been edited accordingly.  Please see Pages 24-25.  Consistent with your related comment, Footnote 15 has been deleted from the Fee Table.

Additionally, four new investment options have been added to the cover page. A few charges in the Fee Table have been adjusted.  Appendix C has been edited to correct two numbers.

The transmittal letter filed on EDGAR as part of the Pre-Effective Amendment submission contains our acceleration request for effectiveness on or before December 31, 2007.  A copy of that letter will be provided via email with the redlined prospectus.

Please direct all questions and comments to the undersigned at (781)446-1638.

Sincerely,

/s/ Susan J. Lazzo

Susan J. Lazzo
Senior Counsel

cc:  Joan Boros, Esq.